AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Avrupa Minerals Ltd. (“Avrupa” or the “Company”) and has been prepared based on information known to management as of August 27, 2015.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Avrupa.

The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the six months ended June 30, 2015 and the Company’s audited consolidated financial statements for the year ended December 31, 2014 and the related notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A provides a review of the performance of the company for the six months ended June 30, 2015. Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements. Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The following forward looking statements have been made in this MD&A:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Report filed on July 5, 2010, as well as the potential resource estimates and interpretations from that Technical Report;

•

The progress, potential and uncertainties of the Company’s mineral properties in Portugal, Kosovo and Germany; and

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

SUMMARY AND OUTLOOK

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo and Germany.

The Company currently holds 9 exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures, including:

•

The Alvalade JV, with Antofagasta Minerals SA (“Antofagasta”), covering one license in the Iberian Pyrite Belt of southern Portugal, for copper (Cu)-rich massive sulfide deposits;

•

The Covas JV, with Blackheath Resources Inc. (“Blackheath”), covering one license in northern Portugal, for intrusion-related tungsten (W) deposits;

•

The Alvito JV, with Lowell Copper Ltd. (“Lowell”), covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

•

The Slivovo JV, with Byrnecut International Limited (“Byrnecut”), covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the intent of attracting potential partners to project-specific and/or regional exploration programs.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

During the six months ended June 30, 2015, the Company continued to carefully manage its cash and corporate overhead activities.  Detailed Mineral Property information, including 2015 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

•

The Company established a joint venture with Antofagasta on its Alvalade property in Portugal after Antofagasta spending US$6.3 million to earn 60% and amended the joint venture agreement.

•

The Company established a joint venture with Blackheath on its Covas property in Portugal after Blackheath spending €1,320,000 in exploration on the property to earn 75%.

•

The Company established a joint venture with Byrnecut on its Slivovo property in Kosovo after Byrnecut spending €1,000,000 in exploration on the property to earn 51%.

•

The Company completed a non-brokered private placement issuing 10,920,000 units at a price of $0.10 per unit for gross proceeds of $1,092,000 in July 2015.

•

The Company signed an option agreement with Lowell on its Alvito property in Portugal where Lowell can earn up to 80% of the Alvito property by spending a cumulative US$4.4 million, completing a pre-feasibility study as well as issuing 250,000 common shares of Lowell by June 19, 2023.

•

The Company is highly experienced in Europe and is negotiating additional ventures on its existing portfolio of properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

TABLE OF CONTENTS

1. Background

5

2. Overview

5

2(a) Company Mission and Focus

5

2(b) Qualified Person

5

2(c) Description of Metal Markets

5

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

6

2(e) Historical estimates are not NI 43-101 compliant

6

3. Mineral Properties

7

3(a) Portugal

8

a) Alvalade JV Project with Antofagasta

9

b) Covas JV with Blackheath

16

c) Alvito

21

d) Marateca

22

e) Santa Margarida do Sado

23

f) Mertola

24

g) Exploration and prospect generation (countrywide)

24

3(b) Kosovo

26

a) Slivovo JV with Byrnecut

27

b) Metovit (Kamenica)

35

3(c) Germany

36

Oelsnitz

36

4.  Risks and Uncertainties

38

5.  Impairment of Long-lived Assets

39

6.  Material Financial and Operations Information

40

6(a) Selected Annual Financial Information

40

6(b) Summary of Quarterly Results

40

6(d) Liquidity and Capital Resources

41

6(e) Disclosure of Outstanding Share Data

42

6(f) Commitment and Contingency

43

6(g) Off-Balance Sheet Arrangements

44

6(h) Transactions with Related Parties

44

6(i) Financial Instruments

45

6(j) Management of Capital Risk

47

7. Subsequent Events

47

8.  Policies and Controls

47

9. Information on the Board of Directors and Management

49

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia.

On July 13, 2010, the Company acquired (a) 90% of the issued and outstanding shares in MAEPA and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”) and began trading on the TSX Venture Exchange under the symbol “AVU” as of July 14, 2010.  In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% interest in MAEPA from its non-controlling interest owner.  On August 20, 2013, the Company acquired the remaining 7.5% of Innomatik to own 100% interest in Innomatik from its non-controlling interest owners.

The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Europe.

In September 2012, the Company secured a listing in Europe and began trading on the Frankfurt Stock Exchange under the trading symbol “8AM”.

2. Overview

2(a) Company Mission and Focus

The Company is focused on exploring and developing economic mineral projects in Europe as a “prospect generator” company. The Company plans to explore different stages exploration projects, and to acquire and option out these exploration projects, while keeping a retained interest.

2(b) Qualified Person

Mr. Paul W. Kuhn, M.Sc., a Licensed Professional Geologist and a Registered Member of The Society of Mining Engineers, is a Qualified Person, as defined by National Instrument 43-101. Mr. Kuhn has reviewed the technical contents of this MD& A.

2(c) Description of Metal Markets

Market interest for all metals such as gold and copper is volatile and the Company will monitor its resources relative to its opportunities during the coming fiscal year.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

2(e) Historical estimates are not NI 43-101 compliant

The historical estimates contained in this MD&A have not been calculated in accordance with the mineral resources or mineral reserves classifications contained in the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument 43-101 ("NI 43-101").  Accordingly, the Company is not treating these historical estimates as current mineral resources or mineral reserves as defined in NI 43-101, and such historical estimates should not be relied upon. A qualified person has not done sufficient work to date to classify the historical estimates as current mineral resources or mineral reserves.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.avrupaminerals.com).

Germany
Erzgebirge JV (Au-W)
North Portugal
Covas JV (W–Au)
South Portugal
Alvalade JV (Cu-Zn)
Marateca (Cu-Zn)
Mertola (Cu-Zn-Au)
Santa Margarida (Cu-Zn)
Alvito JV (IOCG, epithermal Au-Ag)
Kosovo
Slivovo JV (Au-Ag-Pb-Zn)
Metovit (Ag-Pb-Zn)

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(a) Portugal

The Company through its wholly-owned subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO JV
SANTA MARGARIDA DO SADO
GRANDOLA OFFICE
ALVALADE JV
MERTOLA
LICENSES
JOINT VENTURES
APPLICATIONS
N
50
0
50
100
Kilometers
Scale: 1:2,500,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

a) Alvalade JV Project with Antofagasta

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc massive sulfide deposits on the Alvalade project and on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta, whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years (spent by February 2014).

On February 25, 2014, the Company and Antofagasta signed an amended Joint Venture agreement. On January 27, 2015, the two parties signed a second amended Joint Venture agreement, which allows for more interim funding by Antofagasta, an expanded time frame in which to obtain a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project. The amended agreement carries the following terms (in summary):

•

After due diligence, exploration funding of US$300,000 (completed).

•

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (“JV”) (Option 1 completed).

•

To earn further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million in exploration by December 31, 2015, for a total of US$6,300,000 (Option 2 completed).

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Antofagasta must fund US$1.75 million by December 31, 2015 (Option 3 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Antofagasta must fund US$1.75 million by December 31, 2016 (Option 3 Year 2).

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Antofagasta must fund US$1.75 million by December 31, 2017 (Option 4 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Antofagasta must fund US$1.75 million by December 31, 2018 (Option 4 Year 2).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Antofagasta must fund US$25 million in exploration by December 31, 2022 with an option to partially earn in 1% for every US$5 million spent (Option 5).

•

If Option 5 expenditures are not sufficient to fund a Feasibility Study, Antofagasta will fund 100% of additional exploration but will be reimbursed for the Company’s proportionate share (being 25% of Work Programs and Budgets) following the commencement of commercial production (Feasibility Study Phase).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must have completed a Feasibility Study, funded 100% of all work programs during this phase and make a Development Decision within one year of the date of delivery of the Feasibility Study (Option 6).

•

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

The Company operates the joint venture through Option 3 with Antofagasta supervising.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The discovery of massive sulfide mineralization occurred in the second drill hole at the new Sesmarias West target area, which is covered by approximately 100 meters of young cover sediments that completely obscure visual sighting of the target rocks.  Sesmarias West is located approximately seven kilometers south of the past-producing Lousal Mine and 50 kilometers northwest of Lundin Mining’s Neves Corvo Mine, along the Neves Corvo trend of the Iberian Pyrite Belt in Portugal.  The massive sulfide intercept is the first greenfields success in the Pyrite Belt of both Portugal and Spain since 1994.

The mineralized intercept in SES002 totals 16.85 meters, as described in the table below.  The intercept includes a zone of massive sulfide mineralization, then underlain by a zone of semi-massive sulfides and strong stockwork sulfide veining.  There follows a narrow shear zone, which is, in turn, underlain by a further zone of strong alteration with anomalous disseminated and stockwork sulfide mineralization.  The analytical results for each of the three zones follow:

SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive	151.65	159.60	7.95	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork	159.60	162.50	2.90	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL			10.85	1.81	75.27	2.57	4.38	0.13	0.075
	FROM	TO	TOTAL	Cu ppm	Ag ppm	Pb ppm	Zn ppm	---	Co ppm
Weak/moderate stockwork	162.50	168.50	6.00	4514	10.57	1886	4838	---	528

The discovery of the Sesmarias West mineralization is exciting, as this is the first greenfields VMS intersect the Pyrite Belt in 20 years.  This discovery of massive sulfide mineralization is the result of three years of study, drilling, re-study, more drilling, reliance on the still-evolving structural and geological model for mineralization in the Pyrite Belt, full dedication from both the Avrupa and Antofagasta teams, and a willingness by Antofagasta to continue the necessary funding for the program.

Avrupa and Antofagasta then drilled another six holes in the Sesmarias area in the immediate vicinity of the initial Sesmarias massive sulfide intersection (SES002).  Results of this JV drilling clearly indicate the potential for a large-scale mineralized system.

Ongoing review of historic drilling around the peripheries of these eight holes supports this idea and the key points to take from analyzing the results from these eight holes include:

•

The large scale of the Sesmarias system, with previously-documented sulfide mineralization around the peripheries of the present target area;

•

Comparison of the size of the potential Sesmarias system to the size of the giant Neves-Corvo system, located 50 kilometers southeast of Sesmarias and presently mined by Lundin Mining Company;

•

Historic drilling completely missed the actual target rock package, leaving a 2,500-meter strike length of never-before-been drilled target area at Sesmarias.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Important analytical results from sampling of massive, semi-massive, and stockwork sulfide mineralization are summarized in the table below.  Four of the seven holes (including SES002) intersected massive sulfide mineralization at variable depths below the surface. Massive sulfide mineralization in three of those holes was sent to the lab for geochemical analyses (SES002, SES006, and SES008).  A detailed in-house study of the SES003 massive sulfide mineralization was completed using a hand-held XRF (x-ray fluorescence) analytical tool, and XRF studies of SES004, SES005, and SES007 were also performed. The XRF results are considered informative and scientifically supportive to the study and interpretation of the Sesmarias system, but should not be confused with analytical results obtained from an accredited assay laboratory. The XRF study of SES003 indicated similar VMS mineralization to that of SES002, which was approximately six meters away at the intersection of mineralization at depth.

Geochemical and geological results from all the work, to date, indicate that massive sulfide mineralization at Sesmarias is hosted within a specific package of black shale rocks located within the general volcanic-sedimentary rock sequence where mineralization in the Pyrite Belt is typically found.  The sulfide mineralization is fault-bound at both the upper and lower boundaries, suggesting that mineralization could be cut-off and moved laterally along strike, and/or vertically along dip, making exploration and delineation of a potential deposit difficult.  However, successful identification of the target host package in this phase of the drilling is a significant and positive step forward for exploration in the Sesmarias area, and for other target locations within the Alvalade Joint Venture license.

Sesmarias intercepts and drill hole summaries:

Hole ID	Total Depth	Description
SES008	334.1 meters

Hole intersected 5.5 meters of massive sulfide mineralization and 27.6 meters of sulfides + black shales.  Massive sulfide mineralization cut off by faulting at 309.1 meters depth.  Additional, weak massive sulfide mineralization located between 276 and 303.6 meters.

Massive sulfide mineralization @ 303.6 - 309.1 meters, total of 5.5 meters
	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	Sn (%)	Co (%)
5.5 meters (303.6-309.1) @	1.17	36.8
incl 3 meters (306.1-309.1) @	1.62	41.8

5.5 meters (303.6-309.1) @		0.59	0.88	1.41	0.045	0.01
incl 5 meters (304.1-309.1) @		0.64	0.94	1.54	0.046	0.011
incl 3.5 meters (304.1-307.6) @				2.05

SES007	279.7 meters	Hole intersected wide fault zone at 206 - 222 meters at predicted depth of potential massive sulfide mineralization; massive sulfide fragments observed in fault zone; no analyses

SES006	253.1 meters	Hole intersected 1.5 meters of massive sulfide mineralization at 208.6 - 210.1 meters, but cut off by fault, as in SES007.
Massive sulfide mineralization @ 208.6 - 210.1 meters, total of 1.5 meters
	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	Sn (%)	Co (%)
1.5 meters (208.6-210.1) @	0.22	54	1.66	2.3	3.66	0.091	0.1

SES005	320.3 meters	Strong sulfides and stockwork at predicted depth of potential massive sulfide mineralization, but zone appears to be cut by faulting, as in SES006 and SES007

SES004	183.9 meters	Hole collared underneath and drilled into the footwall of the Sesmarias system

SES003	160.2 meters

Vertical hole intersected 13.1 meters of massive sulfide miner-alization.  However, the top of the intercept is located only six meters from the top of the SES002 mineral intercept and was not sampled by geochemical assay methods.  The hole was used, however, for geophysical studies of the mineralization.  XRF analytical results confirmed SES002 geochemical results.

SES002	274.7 meters	Initial intercept, as reported in earlier news release
Total mineralization zone @ 151.65 - 168.50 meters, total of 16.85 meters
SULFIDE TYPE	From-To	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive: 7.95 meters	151.65-159.60	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork: 2.9 m	159.60-162.50	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL	10.85 meters	1.81	75.27	2.57	4.38	0.13	0.075
	From-To	Cu ppm	Ag ppm	Pb ppm	Zn ppm		Co ppm
Weak/moderate stockwork: 6 m	162.50-168.50	4514	10.57	1886	4838		528

Note that at this time, true widths of the sulfide intercepts cannot be determined with the information presently available.

The Company and Antofagasta then drilled a further five holes in the Sesmarias area, to follow-up on the initial eight-hole program completed earlier.  The highlight of this follow-up program is a thick massive sulfide intercept in drill hole SES010, which started at a depth of 228.40 meters, and continued for 57.85 meters to 286.25 meters depth.  Average grades for the entire massive sulfide intercept are:  0.32% copper, 0.61% lead, 1.95% zinc, 0.45 g/t gold, and 25.1 g/t silver.  True thickness of the intercept is estimated to be approximately 35 to 40 meters.  The Joint Venture has now completed 13 holes, over a total strike length of 1,700 meters, at Sesmarias, for a total of 3,807 meters in the general target area. The Sesmarias target zone is heavily faulted, and the rocks are strongly contorted and displaced, which makes exploration extremely

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

difficult. Despite these difficulties, the results from the drill programs continue to clearly indicate the potential for a large-scale mineralized system.

Recent Sesmarias intercepts and drill hole summaries:

Hole ID	Total Depth	Description
SES013	401.5 meters

Located 165 meters SE of SES010.  Did not intercept massive sulfide mineralization, probably due to heavy faulting throughout the entire drill hole.  Some massive sulfide fragments located in fault zone, indicating prior presence.  Elevated sulfides in target shale horizons.

SES012	438.1 meters

Target depth contained strong sulfides in black shales above an 11-meter wide fault zone containing abundant pyritic massive sulfide fragments, confirming massive sulfides were present, but were later displaced.  Located approximately half way between SES002 and SES010.

SES011	372.1 meters	Located 750 meters SE of SES010, and 1550 meters SE of SES002. Did not intercept massive sulfide mineralization, possibly due to heavy faulting in/around the target horizon.

SES010	371.1 meters	57.85 meters of massive sulfide mineralization. Located 800 meters SE of SES002. Lower boundary of the massive sulfide mineralization appears to be faulted off.
Massive sulfide mineralization @ 228.40 - 286.25 meters, total of 57.85 meters
	Au (g/t)	Ag (g/t)	Cu %	Pb %	Zn %
57.85 meters (228.40-286.25) @	0.45	25.1	0.32	0.61	1.95
incl 1.1 meters (228.40-229.50) @			1.48
incl 6.5 meters (234.00-240.50) @			0.39
incl 4.4 meters (281.85-286.25) @			0.4

incl 3.5 meters (234.00-237.50) @					4.65
incl 9.0 meters (244.00-253.00) @					3.18
incl 9.5 meters (257.00-266.50) @					2.68
incl 1.0 meter (274.50-275.50) @					3.10

SES009	263.1 meters	Located approximately halfway between SES008 and SES002. Intercepted 2.3 meters of massive sulfide mineralization, mostly pyrite, in graphitic black shales.

On October 22, 2014, the Company announced that the Company and Antofagasta completed another successful round of drilling resulting in a further increase of the strike length of the Sesmarias West target, and revealing the potential of a 10-kilometer-long basin, located immediately south of the Sesmarias basin, all of which resulted in an exciting new model for potential massive sulfide mineralization in the Sesmarias East sub-basin. The Joint Venture then drilled an additional deep hole to test the Sesmarias East concept during Q4 of 2014.  Weakly anomalous copper and zinc values and the presence of alteration around the target depth between 500 and 600 meters, suggest the possible presence of a mineralizing system in the Sesmarias East sub-basin.  Further vector drilling is necessary to close in on a potential target, but basinal structural complexities will add to the difficulties in targeting.

This latest work in the Sesmarias basin increased the length of the target area to nearly 2 kilometers in the Sesmarias West zone.  Geological and analytical results from all phases of drilling at Sesmarias indicate that the near-vertical oriented mineralization, above a depth of 300 meters, including cover gravel material, is interrupted by faults which have apparently displaced significant portions of the massive sulfide material.

Also, during this latest drilling program, the Joint Venture identified another new target basin in the Pombal area, some 15 kilometers south of Sesmarias. POM005, which reached a depth of 725 meters, penetrated through the layer of surface gravels and then overlying volcanic rocks to intercept a target horizon similar to the host unit of mineralization at Sesmarias.  Although the hole did not intercept massive sulfide mineralization, geological information gathered from the drilling has helped to improve the understanding of the tectono-mineral model for the area, which will assist in future targeting in both the Sesmarias and Pombal basins.  Weak to moderate alteration and thin beds of up to 35% iron sulfide mineralization, as well as narrow intervals of slightly elevated levels of copper and zinc in the target horizon, help to support the positive potential for the Pombal basin area.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Figure 1.  Location of various target basins within the Alvalade license, sub-basins (panels), and drilling locations at Sesmarias and Pombal.  Recent work has led to the identification of potential sub-basin mineral targets at Sesmarias East in Panel 3 and at Pombal in Panels 1 and 2.

Work during the past two drilling phases of 2014 led to construction of an upgraded structure-controlled model for mineralization that suggests further VMS exploration potential in the Sesmarias East zone, located 1-2 kilometers to the east of, and oriented sub-parallel to, Sesmarias West.  It is the Joint Venture’s understanding that the Sesmarias West and East basins are two of potentially several sub-basins developed within the overall Sesmarias zone.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Sesmarias Target Overview
Drillhole Interpretation projected to the top of bedrock (~100 meters of young cover rocks).
SES008
SES009
SES002-SES007
SES012
SES010
SES013
SES011
Eastern flank massive sulphide target. A shallow dipping target in a similar geologic setting to operating world-class mines within the Pyrite Belt.
Sesmarias massive sulphide lens as defined by the 2014 drilling program. A steeply dipping target with structural discontinuity along strike due to faulting and folding.
Unproven, but possible southern continuation of massive sulphide horizon of the western flank target area.
Legend
Sesmarias Target
Recent Collars
Structure
Thrust
Allochthon
Flysch Group
Volcano-Sedimentary
Phyllite-Quartzite
N

Figure 2.  Sesmarias Basin, with Sesmarias West target zone delineated by earlier 2014 drilling, and new Sesmarias East target area suggested by stippled pattern.  SES014 will be collared about 2 kilometers NE of SES010, in the area of overlying cover rocks (blue-green color).

As of June 30, 2015, Antofagasta had forwarded a total of $6,573,193 (US$6,346,671) for the Alvalade project, including the US$300,000 for the initial study of the project. In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

For further information about the drill results, please refer to the Company’s news releases (particularly dated February 27, 2014, April 17, 2014, May 12, 2014, July 24, 2014 and October 22, 2014) on www.sedar.com or on the Company’s website.

b) Covas JV with Blackheath

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project in northern Portugal to Blackheath Resources Inc. (“Blackheath”). On May 7, 2014, the Company and Blackheath signed an amended Joint Venture agreement. The amended agreement carries the following terms (in summary):

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

•

To earn 51% of the joint venture (“JV”), Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

•

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

On February 18, 2014, the Company reported the results from the Phase 2 drilling program at the Covas Tungsten Joint Project.  The Phase 2 drilling program greatly expanded the skarn-related zones of tungsten mineralization in each of the four areas tested and discovered a new mineralized zone, as well.  The program included fourteen diamond drill holes, totaling 1,183 meters, drilled in the five different target zones:  Muito Seco, Lapa Grande, Telheira, Castelo, and a new zone lying between the historic Cerdeirinha Pit area and the Muito Seco zone.  Step-out drilling ranged from 50 to 550 meters, averaging over 200 meters in distance from previously known zones of mineralization.  Results from both the first and second phases of drilling at Covas clearly indicate that there is further potential for expansion at all five target areas, as well as for discovery of new mineralization near and around the known mineral zones.  In addition, new geological and structural interpretation of the data from the combined recent and historical drilling indicates the presence of potential vectors towards further high grade tungsten zones.  There are still a number of outstanding, under-explored target areas around the Skarn Ring, as well as in the Covas Dome, itself.

Highlights of the Phase 2 program include 3.05 meters of 1.26% WO3, including 1.05 meters of 2.07% WO3, starting at a depth of 12.75 meters at Muito Seco and 3.25 meters of 0.19% WO3, including 1.25 meters of 0.38% WO3, starting at a depth of 82.55 meters at Telheira.  Drilling at Castelo extended tungsten-mineralized skarn in both the southwest and southeast directions in previously unexplored areas around the previously-known mineral zone.  All holes were drilled vertically, and intercepts are considered to represent close to true thickness of the mostly flat-lying mineralized zones.  Following is a summary of results from the Phase 2 drill program.

HOLE ID	EASTING	NORTHING	LENGTH	INTERCEPT DEPTH	INTERCEPT % WO3	SUMMARY EXTENSIONS DISTANCES
CO 22/13	525160	4635105	40.60	28.70	1.00 m @ 0.04% WO3	Extended Lapa Grande target over 80 meters to the SE
CO 23/13	525515	4634892	149.50	128.40	2.20 m @ 0.21% WO3
CO 24/13	525030	4634800	40.00	12.75	3.05 m @ 1.26% WO3	Extended Muito Seco target area over 200 meters to the SE
CO 25/13	525180	4634670	58.60	N/A	Thick skarn, no significant tungsten values
CO 26/13	524808	4634970	89.40	N/A	No skarn – collared in lower schist	Expanded known tungsten mineralization 550 meters in new discovery target area at Muito Seco/ Cerdeir-inha.
CO 27/13	524640	4634720	70.10	22.40	2.00 m @ 0.17% WO3
CO 28/13	524780	4634665	41.30	35.50	0.75 m @ 0.15% WO3
CO 29/13	524947	4634658	54.30	13.80	1.80 m @ 0.20% WO3
CO 30/13	524201	4634026	118.10	88.20 & 101.20	1.00 m @ 0.21 and 1.00 m @ 0.19% WO3	Extended Castelo target area over 100 meters SW
CO 31/13	522720	4635435	105.10	82.55	3.25 m @ 0.19% WO3	Extended Telheira target area over 180 meters NW and 130 meters to the S/SW
CO 32/13A	522773	4635244	141.30	125.50	1.00 m @ 0.12% WO3
CO 33/13	522847	4635164	54.30	N/A	no significant tungsten values
CO 34/13	522725	4635514	53.60	N/A	no significant tungsten values
CO 35/13	524525	4633885	166.70	142.30	9.20 m @ 0.143% WO3	Extended Castelo target area over 75 meters SE

The joint venture partners were encouraged with the overall results from the Phase 2 drilling at Covas as the joint venture partners were able to expand and upgrade a number of important target areas.  The follow-up geological and structural analyses of the new work, combined with all of the historic data, allows the joint venture partners to better target potential high grade tungsten zones, as well as target further expansions of known mineralization.

Phase 3 drilling at Covas was completed during Q4 of 2014.  A total of 1,337.4 meters in 18 holes was drilled during the 2014 program in the Lapa Grande, Muito Seco, Boundary, Castelo, and Valdarcas Extension zones.  Targeting was weighted towards in-fill drilling and incremental extension of potential tungsten resources at these known deposits.  Geological interpretations and geochemical analyses were underway at the end of 2014 from this work, in order to compile a first resource estimate for the Project.  Following is a summary of all significant Phase 3 tungsten intercepts, followed by a map of all historical drilling at Covas:

Target area	Hole ID	Intercept
			Top (m)	Total thickness (m)	% WO3
Lapa Grande	CO 36/14		34.20	2.60	0.180
			42.60	1.00	0.165
	CO 37/14		71.25	1.05	0.350
			76.30	2.00	0.200
	CO 38/14		59.55	6.00	0.283
	CO 39/14		62.00	3.00	0.125
			71.00	1.15	0.561
	CO 40/14	No sampling
Lapa Grande Nº1	CO 41/14A		50.40	6.30	0.217
		included	50.40	2.00	0.460
Muito Seco	CO 42/14		15.30	1.70	0.146
	CO 43/14		13.90	3.10	0.142
	CO 44/14		14.60	5.20	0.990
Boundary	CO 45/14	No sampling
	CO 46/14		24.90	1.95	0.700
Castelo	CO 47/14	analyses in progress
	CO 48/14	analyses in progress
	CO 49/14	analyses in progress
NW Valdarcas	CO 50/14	sending to sampling
N Telheira	CO 51/14	sending to sampling
N Telheira	CO 52/14	sending to sampling

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

COVAS JV PROJECT
N
S
E
W
FERVENÇA
VALDARCAS
TELHEIRA
LAPA GRANDE
CERDEIRINHA
MUITO SECO
BOUNDARY
CERDEIRINHA OESTE
CASTELO
CO 50/14
CO 40/14
CO 41/14A
CO 39/14
CO 38/14
CO 37/14
CO 43/14
CO 45/14
CO 46/14
CO 44/14
CO 49/14
CO 47/14
CO 48/14
Monte Furado
Couço do Monte Furado
Fervença
Telheira
Costa da Ventosa
Calçeço da Ventosa
Vilares
Veiga da Vala
Abelega
Presa
Espinhal
Costa
Coura
Lamelas
LEGEND
PHASE 3 DRILLING
SKARN RING
DEPOSIT
Meters
Scale: 1:12,500

Figure 3.  Map of Covas Project with historic drilling results represented as grade-thicknesses, with purple, red, and yellow being the best results, in that order.  Note concentrations of good results at Lapa Grande, Boundary, Cerdeirinha, Castelo, Telheira, and Valdarcas.

On March 31, 2015, Blackheath announced the completion of an initial NI 43-101 compliant resource calculation for the Covas project.  The following, taken from the Blackheath news release, is a summary of the resource at Covas:

“The Covas Tungsten Project, which consists of seven separate deposits in close proximity, is estimated to contain:

•

449,800 MTUs WO3 indicated mineral resource based on 1,081,000 tonnes at an average grade of 0.42% WO3

•

767,100 MTUs WO3 inferred mineral resource based on 2,211,000 tonnes at an average grade of 0.35% WO3

The current indicated and inferred mineral resources are stated using a cut-off grade of 0.10%. 19 total drill holes had interval grades capped to a lower average grade, allowing for a more conservative average grade. The price of tungsten is currently approximately $270 per metric tonne unit (MTU) (10kg) of contained tungsten trioxide (WO3).”

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Again, quoting the Blackheath news release, “highlights of the resource estimate include:

•

Substantial increase in MTUs over previous historical estimates

•

Shallow depth. Over 80% of the resource is located within 60 metres of surface

•

Mineralization remains open in multiple directions including high-grade potential areas that will be tested during the next drill campaign focussing on resource growth and grade increase

•

Higher grade resource using a 0.25% WO3 cut-off

o

375,200 MTUs WO3 indicated based on 686,000 tonnes at an average grade of 0.55% WO3, and

o

584,900 MTUs WO3 inferred based on 1,281,000 tonnes at an average grade of 0.46% WO3.”

Further details are contained in the Blackheath news release, and the full report was included a National Instrument 43-101 Technical Report for the Covas Tungsten Project mineral estimate filed on Sedar on May 14, 2015 by Blackheath.

Covas is a past-producing tungsten mine, and remaining historic resources on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $270 per metric tonne unit (MTU – 10 kg) of contained tungsten trioxide (WO3). These resources are historic in nature, prepared by Union Carbide Corp. in 1980, but are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Joint Venture is not considering the historical estimates as current mineral resources.

As of June 30, 2015, Blackheath forwarded a total $2,029,442 (€1,483,996) for the Covas property.  The Company spent an additional amount of $100,432 (€72,196) as of June 30, 2015 which will be reimbursed by Blackheath.

For further information, please refer to the Company’s news releases on www.sedar.com or on the Company’s website.

c) Alvito

The Alvito exploration license covers 853.4 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license (see below), and the Ossa Morena zone of southern Portugal.

On June 17, 2015, the Company signed an agreement to option out the Alvito IOCG Project to Lowell Copper Ltd. The agreement carries the following terms (in summary):

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

•

To earn 51% interest, Lowell must spend US$300,000 on exploration and issue 50,000 common shares to the Company by June 17, 2016 and an additional US$1.1 million and 50,000 common shares by June 17, 2017 (Year 1 – Year 2).

•

To earn a further 14% interest (for an aggregate total of 65%), Lowell must fund US$3 million on exploration by June 17, 2020 and issue 50,000 common shares each year (Year 3 – Year 5).

•

To earn a further 15% interest (for an aggregate total of 80%), Lowell must complete a Pre-Feasibility Study by June 17, 2023 (Year 6 – Year 8).

Initial exploration work on the Alcaçovas IOCG target commenced during July 2015.  Work includes soil sampling, rock chip sampling, a small orientation-style ground magnetic survey, and shallow lithocap vector drilling to sample bedrock below the soil cover.  The initial test work is designed to establish drill targets at Alcaçovas, which may potentially be drilled before the end of the field season in 2015.

Previously, on November 20, 2013, the Company received $150,000 funding from Callinan to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty. The project is designated as an “Alliance Property” under the Exploration Alliance Agreement between the Company and Callinan (see below). With the funding from Callinan, the Company completed another stage of exploration work on the Alvito license and brought the project up to JV-ready status. On March 10, 2015, Callinan terminated the Agreement.

Similarly, on October 22, 2014, the Company and a third party signed an exclusivity agreement (the “Agreement”) which called for the third party to fund various work programs during a two-stage review period.  The third party would fund for stage 1 work program of up to US$61,500 with the Company providing a technical report by January 20, 2015. Within 30 days of receipt of the report, the third party could proceed to commercial negotiations toward a potential transaction; or fund the stage 2 work program; or terminate the Agreement. The third party forwarded a total $63,361 (US$55,538) for the Alvito property. On February 5, 2015, the third party terminated the Agreement.

d) Marateca

The new Marateca license covers 923.2 square kilometers and is located 40 kilometers north of the Company’s Alvalade JV project. The Marateca license surrounds the northernmost known volcanic center on the Neves Corvo trend in the Iberian Pyrite Belt (IPB).  The spatial relationship between other volcanic centers in the IPB and the location of massive sulfide deposits is well-documented.  Of all known felsic volcanic centers, the Serrinha center has seen little previous comprehensive, systematic review.  Thus, with only a moderate amount of exploration, prospecting and research work, on a small portion of the Marateca license area, the Company has identified at least 13 potential, and separate, copper-zinc, volcanogenic massive sulfide-style target areas.  Several of the target areas have outcropping mineralization including iron, manganese, and silica at Serrinha and copper, lead, manganese and silica at Cordoeira.  Previous drilling at Serrinha intercepted stockwork silver-bearing sulfide mineralization in two holes.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

On December 18, 2013, the Company announced the Company discovered an outcropping gossan zone in volcanic-sedimentary rock units that typically host massive sulfide mineralization in other parts of the IPB in Portugal and Spain. Follow-up mapping has extended the Pego do altar gossan zone to nearly 1,000 meters in strike length with a possible thickness of up to 50 meters. Limited rock chip sampling along strike (11 samples) returned copper values up to 0.12% and lead values to 0.08%. Anomalous bismuth, molybdenum, and gold values further indicate the hydrothermal nature of the metals’ presence, thus providing early support for further geological mapping, sampling, and drill targeting.  In addition, the Company discovered a second gossan zone in the Pego do Altar target area, with visible copper oxide staining at several locations. The Company is presently in discussions with a potential partner for the Marateca project.

e) Santa Margarida do Sado

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal: the Santa Margarida do Sado license covering potential northward extensions of mineralization from the historic Canal Caveira Mine, located on the Alvalade Joint Venture license, immediately adjacent to the south.  All four VMS target belts in Portugal -- Neves Corvo, Aljustrel, São Domingos, and Santa Margarida de Serra -- pass through the Santa Margarida license, suggesting strong exploration potential over a large area.  Already, based on historic exploration, the Company has recognized several general drill target areas within the license, as noted in the figure below.

Santa Margarida do Sado License

Pedrogao
Palhaco
GA-1
Barradas
GA-2
Outeiro do Cabeco
Lagoa Salgada
Salgueiral
GA-4
GA-3
GA-4A
Caveira
Outeiro Alto
Lousal
Sesmarias
Legend
Sulfide Occurrence
Historic Drillhole
Structure
TEM survey
Seismic survey
Res/IP survey
Targets
Margarida License
Alvalade License
VS Trends
Kilometers
10
N
AVRUPA MINERALS
520000
530000
540000
550000
560000
570000
580000
4230000
4220000
4210000
4200000

Drill Targets

6 selected, but poorly or un-tested targets:

- Pedrogao (gravity anomaly, no DH)
- Palhaco (Lines of TEM, IP, Sesmic refraction; GA-1 drillhole)
- Barradas (TEM lines)
- Outeiro do Cabeco (TEM and IP lines; GA-2 drillhole)
- Salgueiral (TEM lines; GA-3, GA-4, GA-4A drillholes)
- Outeiro Alto (outcropping alteration in acid volcanics, no DH)

Figure 4.  The Santa Margarida do Sado license with VMS target belts, and potential target areas delineated from previous exploration work.  There are several historic drill holes available for review, and almost no exploration on the license since the late 1990’s.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

f) Mertola

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal: the Mertola license, located east of Neves Corvo, and covering the eastern portion, in Portugal, of the São Domingos VMS target belt.  The past-producing São Domingos Mine is located close to the east end of the license, and is central to an area of good copper- and zinc-bearing massive sulfide targets.  The following map shows numerous other prospects around the license.  Core from over 35 holes of historic drilling is available for re-logging and re-sampling.

MERTOLA LICENSE -- Pyrite Belt, Portugal
ALCARIA RUIVA
SERRA BRANCA
CHANCA
SAO DOMINGOS MINE
POMERAO ANTICLINE
2 0 2 4
Kilometers
Scale: 1:100,000

Figure 5.  Mertola license, with numerous prospects located along the length of the license.  The São Domingos Mine reportedly contained (non NI 43-101–compliant) historic resources of > 25 mt of 1.25% copper and 2-3% zinc in lenses of volcanogenic massive sulfide material.

Work is planned for both Santa Margarida do Sado and Mertola licenses during 2015 in order to bring them to JV-ready status.  The Company is already actively marketing the two licenses, as well as the Marateca license, also in the Pyrite Belt, and also containing drill-ready targets.

g) Exploration and prospect generation (countrywide)

The Company and Callinan signed a three-year Exploration Alliance Agreement (the “Agreement”) which calls for Callinan to fund $150,000 of generative exploration in Portugal

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company would grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funded an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determined that further value could be generated for the new project after spending the additional $150,000, Callinan had the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also had the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

Callinan had forwarded a total $150,000 (€106,114) for the generative exploration project. On March 10, 2015, Callinan terminated the Agreement.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  The Company intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(b) Kosovo

The Company, through its subsidiary Innomatik Exploration Kosovo (Innomatik), has been advancing its prospects in Kosovo towards JV-ready status, and has now successfully attracted a JV partner for its Slivovo project.

The Company’s senior Kosovo management has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company optioned one exploration license to a partner (Slivovo), while continuing to upgrade its other project at Metovit (Kamenica) exploration license to JV ready status.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

a) Slivovo JV with Byrnecut

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.  Early rock chip sampling of the Peshter gossan zone (22 samples) returned strongly anomalous lead (average 1,825 ppm), zinc (average 3,647 ppm), silver (average 11.47 ppm), and gold (average 2.09 ppm) results.  Subsequent, wide-scale geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.

Following the discovery of the Peshter gossan zone, the Company then discovered several gold-bearing rock units in the Peshter area.  First-pass soil and rock chip sampling outlined two separate areas with anomalous gold results.  One area surrounds the Peshter gossan zone, measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other, more important anomalous gold-bearing zone, located approximately 1,000 meters from the Peshter gossan, is related to beds of a strongly altered, calcareous sandstone unit, intruded by an altered and mineralized dike(s).  At present, the length of this exposed mineralized zone is 900 meters, while known surface expression is 100-150 meters wide.  The anomalous zone is open along strike in both directions, and appears to have potential for downdip mineralization.  Trenching across the target zone shows geological potential for expansion of the mineralization.  Trench sampling will be completed in the coming months.

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015, of which €360,000 is a firm commitment and must be spent by October 10, 2014 (spent).  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016.  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

Avrupa started targeting work at Slivovo in mid-April 2014, upon receipt of the first tranche of funding from Byrnecut.  Since then, Avrupa geologists continue to work around two primary targets on the property, including a gold/silver/lead/zinc-bearing gossan, and an epithermal gold-polymetallic target located about one kilometer away.  In addition, work in the field is in the process of adding several new zones of interest, all requiring further follow-up.  In total, nearly 1,300 rock and soil samples have been collected, and 1,615 meters of trenches excavated for sampling and geological mapping purposes.  Of greatest interest is the average gold value in a northeast-trending zone, of which the 39 samples collected there returned 2.9 g/t gold, with a top cut of 10 g/t gold.  Five of these samples contained >10 g/t gold, ranging from 12.25 g/t to 389 g/t.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Work on the project has continued throughout the summer of 2014, and new targets around the Peshter gossan zone have been identified.  The gossan zone has been extended to the southwest by over 300 meters, and the so-called epithermal zone, located further to the west, has been extended northwards by several hundred meters.  Geological work continues in the northern epithermal zone, as well as other targets on the license.  Mapping and sampling indicate that the entire Peshter mineral target area is likely related to a buried porphyritic intrusion.

Tr 8
Ex Tr 14
Tr 14
Ex Tr
Ex Tr 13
Tr 13
Tr 11
Tr 7
Tr 4
Tr 10
Tr 9
Tr 1
Tr 2
Tr 3
Tr 5
Tr 6
LEGEND
Alluvium, gravel, sand
Oligocene - Miocene
Rhyodacite
Andesite dyke
Sulfide - oxide gossan
Sandstone gossan
Gossan breccia
Stockwork veining, MnC, FeO, Limonite
qz adularia. stokwork alteration
Fault
Ring Fault
NE Lineament / fault - zone
Cretaeous
Sandstone, marlstone, flysch unit
Sedimentary, melange
Siltstone - sandstone unit
Limestone, siltstone, arenite
Limestone - calcsilicate
Conglomerate
Jurasic
Meta - carbonate
Geology of trenches
FeOx Alteration 10-30Region
FeOx Alteration >30Region
FeOx Alteration <10Region
Altered volcanic rocks
Sandstone
Sandysiltstone
Siltstone
Siltysandstone
100 0 100 200 300
Meters

The mineralization zone runs for over 1,000 meters along an ENE-trending corridor from the epithermal target (olive) to the sandstone gossan (orange) to the sulfide-oxide gossan (black).  The epithermal zone now runs for over 800 meters, north-south.

Holes SLV004, SLV 005 and SLV006 were drilled approximately 200 – 250 meters to the northeast in the main Peshter Gossan zone and contained the following gold and silver assay intervals:

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
SLV004	0	126.5	126.5	6.2	15.0	0.092	0.45

SLV005	27.40	39.40	12.00	12.2	8.02
incl.	32.00	39.40	7.40	19.3	9.32
incl.	36.40	39.40	3.00	38.3	6.12

	0.20	39.40	39.20			0.115	0.61

SLV006	50.00	55.55	5.55	1.1	12.8
incl.	53.60	55.55	1.95	2.1	15.4

	74.90	85.70	10.80	1.25	15.1
	90.50	93.90	3.40	3.1	20.8

	0	93.90	93.90			0.083	0.51

Holes SLV007 and SLV008 were drilled in the southwest extension of the Peshter Gossan, located about 200 meters south of SLV004.  SLV007 was drilled to a depth of 97.4 meters at a dip angle of -55 degrees through sediments to 70 meters depth and then through intrusive rocks (possibly a parallel-to-sedimentary-bedding sill) to the final 97.4-meter depth. SLV008 was drilled to a depth of 183.6 meters at a dip angle of -85 degrees (nearly vertical).  Much of the rock in this hole was intrusive sill material, as in the bottom of SLV007.  The follow-up detailed review of the drill core now indicates that both drill holes were drilled more or less along the strike of the sedimentary rocks and intrusive sill material.  Holes SLV007 and SLV008 contained the following gold and silver assay intervals:

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV007	16.00	29.05	13.05	1.78	18.88	SW gossan -- sediments
within	16.00	69.60	53.60	0.91	8.07	SW gossan --sediments

SLV008	75.00	77.65	2.65	1.06		SW gossan -- sediments

Geological model updated

Detailed review and re-logging of the core from the first eight holes at Slivovo is ongoing.  The sedimentary beds hosting mineralization are strongly folded, but drilling in SLV004 crossed bedding at close to perpendicular, while SLV005 and SLV006 crossed bedding obliquely.

This detailed analysis also indicates that there are a number of phases of mineralization. The two most important are the early introduction of quartz-sericite-(gold-bearing) pyrite mineralization, and a subsequent strong acid leaching phase. This leaching phase liberated the gold from the pyrite and created spaces in the sedimentary rocks, allowing for the deposition of gold.  In addition, there appears to be a strong correlation between gold values and those of accessory metals tellurium and bismuth, which is often indicative of epithermal/low temperature precious metals mineralization. It is not yet clear whether this is an additional phase of gold mineralization.  A number of core samples are being analyzed to determine the characteristics of the gold mineralization and to begin a microscopic review of the history of the influx of mineralization.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Phase 2 geological and drilling assay results

Peshter Gossan zone

On May 28, 2015, the Company announced that it completed five more drill holes at the Slivovo Project, totaling an additional 1,035 meters in three separate areas.  The highlight of this new round of drilling was the gold intercept in SLV011, drilled parallel (-40 degrees to the northeast) to SLV004 and collared 25 meters to the southeast.  SLV011 intercepted 30 meters of 6.92 g/t gold from a depth of 91 meters to a depth of 121 meters, where the hole crossed through a low angle fault, as in SLV004.  Up-hole from this intercept, from a depth of 66 meters to the 91-meter level, the gold value averaged 1.02 g/t gold over 25 meters.  The entire 55-meter intercept in SLV011 averaged 4.24 g/t gold.

This phase of drilling was aimed at testing additional targets around the Slivovo license and the southern continuation of known mineralization at Peshter.  In addition to SLV011 in the Peshter Gossan zone, two holes, SLV009 and SLV010, were drilled in the Xzemail zone, and two further holes, SLV012 and SLV013, were drilled into a newly discovered easterly extension of the Peshter Gossan.  This drilling completes the Byrnecut 51% earn-in commitment.

Of the five holes drilled, SLV011 (201 meters total depth – TD) was the only hole drilled into the Peshter Gossan.  The results indicate continuity of gold mineralization, but also underscore the fact that the high grade gold mineralization is controlled by a number of geological and structural factors that are not yet clearly understood.  The initial part of the ongoing drilling has been designed to better ascertain the parameters of the gold mineralization and, most importantly, to extend the core high grade gold mineralization.  Following is a table of significant results from SLV011.

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV 011	67	91	25	1.02	7.08	0.08% Cu; 0.14% Pb; 0.41% Zn
	91	121	30	6.92	16.20	0.1% Cu; 0.24% Pb; 0.46% Zn
Total	67	121	55	4.24	12.06

Also	132.7	142.7	10	0.81	4.41	Mineralization along footwall fault zone

At this point, the technical team notes that the location of higher grade gold mineralization may be related to steeply dipping, NNE-trending shears, vertically-oriented bedding in folded and strongly altered vuggy, calcareous sandstone host rocks.  The Avrupa team also sees spatial relation of gold mineralization to altered, porphyritic hornblende dikes, which are far more widespread in the gossan zone, than previously noted.  The timing of the gold emplacement in the Peshter Gossan area appears to be a later and separate event from deposition of base-metal sulfides, and at the microscopic level, appears mostly as free gold.  The presence of:  1) intrusive rocks; 2) the distribution of anomalous accessory metals bismuth, tellurium, copper, lead, and zinc; and 3) the style and distribution of alteration at Peshter and the surrounding target areas suggests an intrusive source to the mineralization system.  While the immediate goal of the exploration program is to identify a close-to-surface gold deposit, future exploration thinking will also cover the possibility of identifying a presumably larger, sub-surface intrusive-related metal deposit.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company is presently working to produce simplified geological cross sections and schematic surface geological and alteration maps.  These will be posted on the Avrupa website in the near future, as they are finalized.

Peshter Gossan extension

With detailed re-logging of the original Peshter Gossan zone drill holes, SLV004, 005, and 006, Avrupa geologists have begun to better understand the paragenesis of the metals’ deposit and the structural complexity of the gold-bearing host rocks.  Further field follow-up during the recently-completed drilling program led to the discovery of a new gossan zone, dubbed the Peshter Gossan extension, which increased the Peshter surface target area by 75-100%.  Avrupa collared two drill holes at the distal edge of the new gossan zone.  These holes, SLV012 (-45° inclination, N20E direction, 212 meters TD) and SLV013 (-70° inclination, N20E direction, 94.5 meters TD), were collared from the same location, approximately 200 meters southeast of SLV004, to provide a first-pass attempt to ascertain gold possibilities at the Peshter Gossan extension.  SLV012 crossed through sulfidic and gossanous rocks from a depth of 33 meters to 106 meters, then again from 146 meters to 164 meters.  The interval between the two gossanous zones, 106 meters to 146 meters, was occupied by an altered porphyritic hornblende dike.  Anomalous gold and silver mineralization occurs in a couple of locations on either side of the dike, as noted in the following table.  Iron sulfides are ubiquitous in the gossan intercept, while copper, lead, and zinc values are anomalous in the tenths-of-one-percent range throughout the gossan, on both sides of the porphyritic hornblende dike.

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV 012	43.3	46	2.7	1.50	14.38	0.26% Cu; 0.81% Pb
	151	156	5	1.33	15.64	0.15% Cu; 0.25% Pb; 0.29% Zn

Avrupa drilled SLV013 at a steeper angle than SLV012, from the same collar location.  Due to drilling issues, the hole was terminated at 94.5 meters, just as gossan material appeared in the drill core, from 87 meters depth to the bottom of the hole.  Elevated silver, copper, lead, and zinc values are present over that 7.5-meter interval.

Xzemail zone (formerly the “epithermal” zone)

Two holes, SLV009 (274 meters TD) and SLV010 (250.5 meters TD), were collared into the north-central part of the target area.  Both holes showed anomalous (tenths-of-one-percent) lead and zinc over wide intervals, hosted in siltstones and mudstones, and occasional gold-silver anomalism in narrow patches, always related to zones of small quartz veins, veinlets, and/or stockworks.  Low gold results at Xzemail are probably the result of the combination of greater-than-one-kilometer distance from the perceived center of mineralization (Peshter Gossan area), and relatively less permeable fine-grained host rocks at Xzemail, as compared to the coarser, more permeable calcareous sandstones at Peshter.  However, continued lead and zinc anomalism outboard from the strong gold mineralization at Peshter supports the idea of a potentially larger mineral system on the Slivovo license.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Phase 3 geological and drilling assay results

On June 25, 2015, the Company announced results from the startup of Phase 3 drilling on the Slivovo Project. Drill hole SLV014, collared approximately 45 meters north of SLV004 (126.5 meters @ 6.2 g/t gold, news release of December 17, 2014), and drilled roughly parallel to SLV004 (-40 degrees inclination to the northeast), intersected 57.35 meters of 2.09 g/t gold and 15.94 g/t silver.  The strong gold and silver mineralization started at a depth of 31 meters, continuing to a depth of 88.35 meters.  Anomalous lead and zinc mineralization, averaging 0.73% and 1.00%, respectively, accompanied the precious metals over the same intercept width.  Following is a breakdown of the gold and silver values over the length of the SLV014 intercept:

Interval (m)	From (m)	To (m)	Gold -- g/t	Silver -- g/t
57.35	31	88.35	2.09	15.94
including
17.00	45	62	3.42	20.58
and
11.00	70	81	3.23	11.18

Table 1.  Precious metal results from SLV014

Phase 3 drilling continues, with eight more holes now completed after SLV014.  Total meters, to date, for this phase stands at 1,035 meters.  Logging and sampling is underway, with samples from several holes just arriving at the assay laboratory.  The following map shows the drillhole collar locations and map view traces through SLV022.

On August 17, 2015, the Company announced results from four additional drill holes at the Peshter Gossan target.  Three of the four completed holes encountered significant gold and silver mineralization over wide intervals. The highlight of these holes is SLV018, drilled through the core of the Peshter Gossan.  Outstanding results from SLV018 further demonstrate the continuity of gold mineralization in the gossan target.   Summaries of the gold and silver results are as follows:

SLV015 was collared in the north-central portion of the Main Gossan Zone, drilled in the direction of 097 degrees at an inclination of -45 degrees for 21.5 meters.  The hole was lost due to intercepting a large open cave.  SLV016 was drilled as a follow-up hole at a steeper angle to avoid the cave.

SLV016 was collared in the northern portion of the main gossan zone, drilled in the direction of 097 degrees at an inclination of -55 degrees for 142.40 meters. The hole intercepted 75 meters of sulfide mineralization, averaging 5-10% of the rock volume.  Mineralization is dominated by pyrite, with lesser amounts of sphalerite, chalcopyrite, and galena. Pebble conglomerate, recognized as the favorable host rock type for gold, silver, and base metals mineralization, is the dominant rock type within the strongly altered and mineralized zone.  Silicification, dolomitization, and formation of cavities are the typical alteration styles within the sulfide-bearing zone.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
5	67	62	1.59	15.74
Including
15	35	20	2.59	19.76
And
46	67	11	1.85	15.58
Additional
88	92	4	1.58	13.22
Additional
114	118	4	2.27	21.82

SLV017 was collared in the north-central portion of the main gossan zone, drilled in the direction of 235 degrees at an inclination of -60 degrees for 57.85 meters.  The hole was collared at the edge of the Main Gossan Zone and drilled away from the central zone of altered and mineralized rock in an effort to extend the gold mineralization to the southwest from the northern quadrant.  The hole did not intercept significant alteration or mineralization.

SLV018 was collared in the northwest portion of the main gossan zone, drilled in the direction of 100 degrees, inclination -55 degrees.  The hole intercepted 135.50 meters of sulfides varying from 4% to 50% of the core. Sulfides are dominated by pyrite with lesser amounts of galena, sphalerite and chalcopyrite.  Lithology is dominated by calcareous pebble conglomerate, with lesser amounts of sandstone and siltstone.  Dissolution features and dolomitization were observed throughout the sulfide-bearing intercept, with both being recognized as favorable indications for the presence of gold in other drill holes.

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
11	136	125	6.91	19.19
Including
11	116	105	7.98	20.94
And
11	89	78	9.4	21.65
And
41	49	8	36.02	33.27

SLV019 was collared in the northern portion of the main gossan zone, drilled in the direction of 216 degrees, inclination -50 degrees.  The hole intersected patchy zones of 5-10% sulfides, dominated by pyrite and nearly equal sphalerite, with lesser amounts of galena and chalcopyrite.  The lithology is dominated by pebble conglomerate and lesser amounts of calcareous sandstone and siltstone.  The hole appears to have mostly drilled out of higher grade alteration and mineralization and was not expected to have any large intercepts of gold.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
26	42	16	1.44	13.08
Additional
83	88	5	2.43	30.54

Peshter Gossan
Geology - Alteration
A'
B'
001
019
017016
018
014
002
004
011
A
B
003
006
005
020
022
021
013012
007
008
Legend
DH Gossan
DH No Gossan
Gossan Trace
No Gossan Trace
Under Gossan Trace
Sections
Thrust Fault
Shear_Zone
HB_Porphyry
Gossan
Calcareous
Non-Calcareous
Quartz Sulfide Veining
Meters
0 25 50 100
N

Figure 1.  Plan view map of drilling in the Peshter Gossan Zone.  Note the locations of SLV018, SLV014, SLV004, and SLV011.

Drilling is continuing, with holes SLV020 through SLV024 drilled in the eastern extension of the gossan zone, and holes SLV025 through SLV028 drilled in or close to the main Peshter Gossan zone.  The Company is presently drilling on SLV028, and has completed close to 1,800 meters in this phase of the drilling.  Samples from SLV020 through SLV024 have been sent to the lab, while the later holes are being logged and reviewed.  Sampling of those holes will take place over the next couple of weeks.

Byrnecut has contracted with associate company Mining Plus Pty. Ltd. (“Mining Plus”) to begin work on an initial resource model and calculation.  Data from the project through drill hole SLV019 has already been forwarded to Mining Plus consultants who will be building a database to commence with the modeling.  The goal will be to provide enough information to make a tactical decision to move onto the next phase which will include work to move the Slivovo exploration license to a mining license and typical pre-feasibility tasks.

Byrnecut has completed the earn-in to 51% of the Slivovo project and is actively working towards earning in to the next stage at 75%. As of June 30, 2015, Byrnecut forwarded a total $2,251,757 (€1,600,000) for the Slivovo property. The Company held $31,057 on behalf of Byrnecut to be spent on the Slivovo property, which is recorded as restricted cash.  A new

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Kosovo-registered joint venture company, Peshter Mining JSC, was formed in June 2015 to reflect the project ownership.

According to Kosovo mining law, the Slivovo license had to be reduced in size by 50% in June 2015.  The Company made the standard reduction application to the Mining Bureau (ICMM) for the Slivovo license, and at the same time, through Peshter Mining JSC, submitted a separate application, the Brus application, for the part of the Slivovo license that had to be returned to the ICMM.  Both applications were approved in August 2015.  The Slivovo JV now includes two separate licenses, Slivovo and Brus, covering exactly the same area as the original Slivovo license.  The Company will continue to designate the project as the Slivovo JV, without further reference to the separation.  The Company plans to transfer the Slivovo license into Peshter Mining JSC before the end of 2015.

b) Metovit (formerly Kamenica)

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

The Kamenica license has been dropped, but replaced by the fully-overlapping new Metovit application.  ICMM has now approved the new license.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(c) Germany

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 31, 2016, and renewable upon proof of continued exploration activities.  There is no royalty attached to the license.

The Company earned into 85% of the project (as of June 30, 2015 - $222,331 (€172,748)), and the two companies are setting up a joint venture to further explore for gold on the property.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up.   Follow-up of gold and tin anomalism in a number of target areas is now currently underway.  The Company will continue to look for joint venture partnerships in the coming year.

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company’s exploration expenses for the six months ended June 30, 2015 and the cumulative exploration expenses since acquisition of MAEPA and Innomatik are:

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-
As of June 30, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the period ended June 30, 2015
Assaying	$ -	$ -	$ -	$ -	$ -	$ 101,755	$ -	$ -	$ -	$ 101,755
Concession fees and taxes	168	8,621	217	-	33,360	-	1,378	-	-	43,744
Depreciation	-	-	438	-	6,940	-	-	-	-	7,378
Drilling	-	-	-	-	-	616,971	-	-	-	616,971
Geological salaries and consulting	59,794	103,184	40,000	-	67,696	76,062	-	5,144	26,129	378,009
Geology work	-	-	-	976	-	283,769	-	-	-	284,745
Insurance	444	-	-	-	444	8,962	201	-	-	10,051
Legal and accounting	-	-	4	-	26	17,560	-	-	-	17,590
Office and administrative fees	1,792	949	4,060	366	2,171	29,655	2	-	12,482	51,477
Rent	16,840	4,135	2,990	-	9,507	26,650	-	-	6,621	66,743
Site costs	1,206	332	1,940	-	2,283	57,763	-	-	4,087	67,611
Travel	1,408	950	1,982	-	2,513	34,508	-	-	3,781	45,142
Trenching and road work	-	-	-	-	-	1,654	-	-	-	1,654
Advances from optionee	-	(100,432)	(696)	(1,342)	-	(1,301,045)	-	-	-	(1,403,515)
	$ 81,652	$ 17,739	$ 50,935	$ -	$ 124,940	$ (45,736)	$ 1,581	$ 5,144	$ 53,100	$ 289,355
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 209,007	$ 8,116	$ 10,846	$ -	$ 227,969
Concession fees and taxes	132,365	163,708	35,638	55	245,357	6,755	192,748	4	-	776,630
Depreciation	-	-	5,573	-	31,484	-	-	-	-	37,057
Drilling	-	-	-	-	-	896,896	-	-	-	896,896
Geological salaries and consulting	5,620,387	1,929,115	357,559	91,032	1,662,687	112,237	509,379	12,208	26,129	10,320,733
Geology work	-	-	-	32,377	-	679,575	402,515	193,998	-	1,308,465
Insurance	17,285	10,457	2,008	758	9,209	14,153	14,784	-	-	68,654
Legal and accounting	296	-	33	-	270	42,455	-	-	-	43,054
Office and administrative fees	170,198	22,124	18,178	5,068	74,350	44,990	16,182	5,255	12,482	368,827
Rent	294,905	27,104	30,653	3,187	141,001	42,300	44,992	-	6,621	590,763
Site costs	96,563	56,011	14,602	3,054	54,620	152,643	189,975	-	4,087	571,555
Travel	207,304	53,922	22,327	14,469	64,862	45,247	9,257	-	3,781	421,169
Trenching and road work	-	-	-	-	-	19,822	-	-	-	19,822
Advances from optionee	(6,573,193)	(2,129,874)	(213,361)	(150,000)	(83,125)	(2,220,700)	-	-	-	(11,370,253)
	$ (33,890)	$ 132,567	$273,210	$ -	$ 2,200,715	$ 45,380	$1,387,948	$222,311	$ 53,100	$ 4,281,341

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for metals

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future metal sales. The Company closely monitors metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Euros and US dollars. Fluctuations in the exchange rates between the Canadian dollar, Euros and US dollar may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Portugal, Germany and Kosovo carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating various commodities in Portugal and Kosovo, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at June 30, 2015 and concluded that no impairment charge was required because:

•

the Company capitalized only its acquisition costs of MAEPA and Innomatik;

•

there have been no significant changes in the legal factors or climate that affects the value of the properties in Portugal and Kosovo;

•

all properties in Portugal and Kosovo remain in good standing; and

•

the Company and its joint-venture partners intend to continue its exploration and development plans on the properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Total revenues	$ -	$ -	$ -
General and administrative expenses	773,244	728,761	1,263,626
Loss for the year	1,250,956	1,882,598	1,529,054
Loss per share	(0.03)	(0.06)	(0.07)
Total assets	3,235,685	3,092,321	2,985,754
Total long-term financial liabilities	-	-	-
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Three months ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Total Revenues	$ -	$ -	$ -	$ -
Loss before other items	$ 256,249	$ 258,847	$ 497,215	$ 219,320
Net loss	$ 250,766	$ 247,733	$ 498,042	$ 211,314
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Three months ended
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Total Revenues	$ -	$ -	$ -	$ -
Loss before other Items	$ 235,053	$ 309,434	$ 620,937	$ 274,833
Net Loss	$ 232,818	$ 308,782	$ 623,842	$ 275,073
Loss per share	$ 0.01	$ 0.01	$ 0.02	$ 0.01

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(c) Review of Operations and Financial Results

For three months ended June 30, 2015 and three months ended June 30, 2014

During the three months ended June 30, 2015, the Company reported a loss of $250,766 ($0.01 loss per share) (2014 – $232,818 ($0.01 loss per share)).

Excluding the non-cash depreciation of $1,382 (2014 – $224), the Company’s general and administrative expenses amounted to $44,366 during the three months ended June 30, 2015 (2014 – $168,221), a decrease of $123,855 as a result of conserving cash and reclassifying its Portuguese subsidiary’s general and administrative expenses to mineral exploration expenses in 2015.

During the three months ended June 30, 2015, the Company expensed exploration costs totaling $1,131,180 including $38,781 on Covas, $59,515 on Alvalade, $33,903 on Alvito, a negative amount of $14,041 on other projects in Portugal, $992,354 on Slivovo, $1,581 on other projects in Kosovo, $5,144 on its project in Germany, and $13,943 on others. During the three months ended June 30, 2014, the Company expensed $1,014,240 in exploration costs which included $152,790 on Covas, $48,508 on Marateca, $551,762 on Alvalade, a negative amount of $22 on Arga, $49,113 on Alvito, $3,833 on Callinan Generative, $59,492 on other projects in Portugal, a negative amount of $25 on Kamenica, $148,830 on Slivovo, and a negative amount of $41 on other projects in Kosovo.

For six months ended June 30, 2015 and six months ended June 30, 2015

During the six months ended June 30, 2015, the Company reported a loss of $498,499 ($0.01 loss per share) (2014 – $541,600 ($0.01 loss per share)).

Excluding the non-cash depreciation of $2,801 (2014 - $449) and share-based payment of $ Nil (2014 – $29,141), the Company’s general and administrative expenses amounted to $222,940 during the six months ended June 30, 2015 (2014 - $359,238), a decrease of $136,298 as a result of conserving cash and reclassifying its Portuguese subsidiary’s general and administrative expenses to mineral exploration expenses in 2015.

During the six months ended June 30, 2015, the Company expensed exploration costs totaling $1,692,870 including $118,171 on Covas, $81,652 on Alvalade, $51,631 on Alvito, $1,342 on Callinan Generative, $124,940 on other projects in Portugal, $1,255,309 on Slivovo, $1,581 on other projects in Kosovo, $5,144 on its project in Germany, and $53,100 on others. During the six months ended June 30, 2014, the Company expensed exploration costs totaling $2,154,650 including $296,730 on Covas, $82,024 on Marateca, $1,294,049 on Alvalade, $3,967 on Arga, $152,791 on Alvito, $6,264 on Callinan Generative, $151,147 on other projects in Portugal, $4,609 on Kamenica, $155,704 on Slivovo, and $7,365 on other projects in Kosovo.

6(d) Liquidity and Capital Resources

As at June 30, 2015, the Company’s working capital was $58,552 (December 31, 2014 - $572,287). With respect to working capital, $298,848 was held in cash (December 31, 2014 - $761,932) and $31,057 was held in restricted cash (December 31, 2014 - $299,305). The

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

decrease in cash was mainly due to the general administrative expenses and exploration work expense.

As of the date of this MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €99,500 ($138,414) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants, finders’ warrants and options, along with the planned developments within the Company as well as with its JV partners will allow its efforts to continue throughout 2015. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at June 30, 2015, the Company’s share capital was $5,618,560 (December 31, 2014 - $5,633,560) representing 44,555,797 common shares (December 31, 2014 – 44,555,797 common shares).  On July 14, 2015, the Company closed a non-brokered private placement issuing 10,920,000 units at a price of $0.10 per unit for gross proceeds of $1,092,000.

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	June 30,
Expiry date	price	2014	Granted	Exercised	cancelled	2015
July 8, 2015*	$0.35	770,000	-	-	(35,000)	735,000
July 15, 2015*	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	755,000	-	-	(30,000)	725,000
October 16, 2018	$0.10	1,400,000	-	-	(40,000)	1,360,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
Options outstanding		3,235,000	-	-	(105,000)	3,130,000
Options exercisable		3,235,000	-	-	(105,000)	3,130,000
Weighted average exercise price		$0.22	$Nil	$Nil	$0.24	$0.22

* Subsequently, 745,000 stock options expired.

Subsequently, on July 15, 2015, the Company issued 2,015,000 stock options to its directors, officers and consultants to purchase common shares of the Company at an exercise price of $0.10 per share for a period of five years, expiring on July 15, 2020 and 300,000 stock options to its investor relations consultant to purchase common shares of the Company at an exercise price of $0.10 per share for a period of two years, expiring on July 15, 2017.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The continuity of warrants for the six months ended June 30, 2015 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2014	Issued	Exercised	Expired	2015
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	5,720,000	-	-	-	5,720,000
October 15, 2016	$0.15	2,833,334	-	-	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-	-	-	4,400,000
Outstanding		24,943,334	-	-	-	24,943,334
Weighted average exercise price		$0.27	$Nil	$Nil	$Nil	$0.27

On July 14, 2015, 10,920,000 warrants were issued at an exercise price of $0.15, expiring on July 14, 2018.

The continuity of finder’s options for the six months ended June 30, 2015 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2014	Issued	Exercised	Expired	2015
October 4, 2015(1)	$0.15	545,500	-	-	-	545,500
September 24, 2016(2)	$0.10	148,800	-	-	-	148,800
August 22, 2017(3)	$0.25	152,600	-	-	-	152,600
Outstanding		846,900	-	-	-	846,900
Weighted average exercise price		$0.16	$Nil	$Nil	$Nil	$0.16

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until October 4, 2015 at $0.25.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until September 24, 2016 at $0.15.

(3)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40.

On July 14, 2015, 468,000 finder’s options were issued at an exercise price of $0.10 with each finder’s option exercisable into one common share until July 14, 2018.

If the remaining options, warrants, finder’s options, including the warrants associated with the finder’s options, were exercised, the Company’s available cash would increase by $9,327,890.

As of the date of this MD&A, there were 55,475,797 common shares issued and outstanding and 98,200,931 common shares outstanding on a diluted basis.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(f) Commitment and Contingency

As of June 30, 2015, the Company had a total of €99,500 ($138,414) (December 31, 2014: €99,500 ($139,678)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

6(g) Off-Balance Sheet Arrangements

None.

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended June 30, 2015

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$114,740	$Nil	$Nil	$Nil	$24,807	$Nil	$139,547
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the six months ended June 30, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$123,960	$Nil	$Nil	$Nil	$27,069	$Nil	$151,029
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Related party assets / liabilities

Six months ended
	Services	June 30, 2015	June 30, 2014	As at	As at
				June 30, 2015	December 31, 2014
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 130,650	$ 113,475	$ 96,285	$ 27,562
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 139,547	$ 151,029	$ 38,500	$ 5,105
Paul L. Nelles (b)	Salaries and share-based payment	$ 45,736	$ 26,307	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 45,872	$ 46,636	$Nil	$Nil
Mineralia (c)	Consulting	$ 123,683	$ 132,622	37,558	20,634
TOTAL:		$ 485,488	$ 470,069	$ 172,343	$ 53,301

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles is a director of Innomatik while Michael Diehl was the former exploration manager of Innomatik. In February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik. Commencing April 1, 2014, Mr. Nelles’ and Mr Diehl’s amounts were paid with Byrnecut’s funding for Slivovo.

(c)

Mineralia, a private company partially owned by the general manager of MAEPA.

6(i) Financial Instruments

The fair values of the Company’s cash, receivables, due from optionee, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at June 30, 2015, the Company had cash of $298,848 (December 31, 2014 - $761,932) and due from optionees of $100,432 (December 31, 2014 - $195,855) to settle current liabilities, net of funds held for optionees, of $757,176 (December 31, 2014 - $810,231).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $99,309 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $993.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$298,848	$-	$-	$298,848
Restricted cash	$31,057	$-	$-	$31,057
	$329,905	$-	$-	$329,905

6(j) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital.  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

7. Subsequent Events

None other than disclosed already in other sections.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

8.  Policies and Controls

8(a) Significant Accounting Policies and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Europe is the Euros and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency; and

•

The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•

The determination that the Company will continue as a going concern for the next year.

8(b) Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2015 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8(c) Changes in Internal Controls over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, CPA, CA

Paul Kuhn, M.Sc., P. Geo, SME Registered Member, QP

Paul Dircksen, M.S.

Ross Stringer, CPA, CA

Audit Committee members:

Mark T. Brown (Chair), Paul Dircksen and Ross Stringer

Management:

Paul Kuhn, M.Sc. – Chief Executive Officer, President

Winnie Wong, CPA, CA – Chief Financial Officer and Corporate Secretary

Avrupa Minerals Ltd.

Management’s Discussion & Analysis